(d)(2)(G)(i)

January 1, 2021

Invesco Advisers, Inc.

11 Greenway Plaza

Suite 1000

Houston, TX 77046

Attention: Don Vessels, Senior Strategic Account Manager

Dear Mr. Vessels:

Pursuant to the Portfolio Management Agreement, effective as of May 1, 2017 (the "Agreement"), among Voya Investors Trust, Voya Investments, LLC, and Invesco Advisers, Inc., we hereby notify you of our intention to modify the annual portfolio management fee rate for VY® Invesco Growth and Income Portfolio (the "Portfolio"), effective on January 1, 2021, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule B of the Agreement. The Amended Schedule B, which indicates the annual portfolio management fee rate for the Portfolio, is attached hereto.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Please signify your acceptance to the modified annual portfolio management fee rate for the Portfolio by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic____________

Todd Modic

Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Invesco Advisers, Inc.

By: /s/ Nicole Filingeri__________

Name: Nicole Filingeri____________

Title: Vice President_____________

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Invesco Advisers, Inc. ("Portfolio Manager") to the following Series of Voya Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Rate
VY® Invesco Growth and Income Portfolio	0.32% on the first $250 million;
0.28% on the next $250 million; and
0.25% thereafter